UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March, 2021 Commission File No.: 001-31891

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2300, 250 - 5th Street S.W., Calgary, AB T2P 0R4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

[  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

[  ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: March 12, 2021	By:	/s/ Eddie OK
Eddie Ok
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1	Amendment Deed dated 8 May 2020, relating to a Prepayment Agreement dated 10 February 2017 as amended and restated on 17 November 2017, between TransGlobe Petroleum International Inc. (the “Seller”), the affiliates of the Seller listed in Schedule 1 thereto and Mercuria Energy Trading SA.

2	Security Assignment Agreement dated 8 May 2020, between TransGlobe Petroleum International Inc. and Mercuria Energy Trading SA.